Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

July 26, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ronald (Ron) E. Alper

Re:  PepperLime Health Acquisition Corporation

Preliminary Proxy Statement on Schedule 14A

Filed July 13, 2023

File No. 001-40915

Dear Mr. Alper:

On behalf of our client, PepperLime Health Acquisition Corporation, a Cayman Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced preliminary proxy statement on Schedule 14A filed on July 13, 2023 (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated July 21, 2023 (the “Comment Letter”).

The Company has filed via EDGAR a revised preliminary proxy statement (the “Amended Proxy Statement”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For ease of reference, the Staff’s comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement.

Risk Factors

The Committee on Foreign Investment in the United States ("CFIUS")..., page 4

1.	We refer to your letter, dated January 25, 2023, submitted in response to the review of your Annual Report on Form 10-K for the fiscal year ended December 31, 2021, where you confirmed that your sponsor has substantial ties with non-U.S. persons and that certain of your board members are non-U.S. persons, and where you had proposed risk disclosure. To the extent that such proposed disclosure continues to be applicable, please revise your risk factor disclosure to include information provided in such proposed disclosure, including the fact that members of your Board are non-U.S. persons, so that investors have the necessary context to assess the risk you disclose.

Los Angeles   New York   Chicago   Nashville   Washington, DC   San Francisco   Beijing   Hong Kong   www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Response: The Company has revised the disclosure on pages 4 and 5 of the Amended Proxy Statement in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso

Loeb & Loeb LLP

cc:	Ramzi Haidamus Eran Pilovsky